Exhibit 99.1

Final Summary from Bradesco

Resolution		Approve	Reject	Abstain

i. Voluntary conversion of class “A” preferred shares issued by Vale into common shares at the ratio of 0.9342 common shares to each class “A” preferred share classe A	TOTAL	476,575,624	41,240,631	670,394

ii. Amendment of Vale’s By-Laws to adapt them, as much as possible, to the rules of the “Novo Mercado” special listing segment of BM&FBOVESPA S.A. - Bolsa de Valores Mercadorias e Futuros stock exchange, as well as to implement certain adjustments and improvements.	TOTAL	515,946,215	770,609	1,769,825

iii. Pursuant to articles 224, 225, 227 and 264 of Law 6,404/1976, the Instrument of Filing and Justification of Merger of Valepar S.A., Vale’s controller, into the Company, including rendering of Valepar’s assets to Vale as a result of the transaction.	TOTAL	475,393,493	41,240,631	1,852,525

iv. Ratify the appointment of KPMG Auditores Independentes, a specialized company nominated by the boards of Vale and Valepar to appraise Valepar’s shareholders’ equity, for the purposes of its merger into the Company	TOTAL	475,454,993	41,261,831	1,769,825

v. Appraisal Report of Valepar’s shareholders’ equity, prepared by the specialized company mentioned above.	TOTAL	475,454,993	41,261,831	1,769,825

vi. Merger of Valepar into the Company, with an issuance of 1,908,980,340 new common shares of Vale to replace 1,716,435,045 common shares and 20,340,000 preferred shares issued by Vale currently held by Valepar, which will be cancelled as a result of such merger	TOTAL	476,492,924	41,240,631	753,094

vii. As a result of item vi, the consequent amendment of the head paragraph of Art 5. of the Company’s By-Laws.	TOTAL	475,476,193	41,240,631	1,769,825